

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

      Re: **Semtech Corporation**
                Form 10-K for Fiscal Year Ended January 27, 2013
                Filed March 28, 2013
                File No. 001-06395

Dear Mr. Maheswaran:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. We also encourage you to ensure that your future filings clearly disclose all information required by Regulation S-K Item 303 regarding trends in each of your product groups in addition to the group mentioned in your March 20, 2014 letter to us.

                                      Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief